FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2017

UNILEVER PLC

(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 26 October 2017

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to London Stock Exchange dated 26th October, 2017

Unilever PLC Declares Offer for All Preference Shares in Unilever N.V. Uncond.

Exhibit 99

UNILEVER PLC DECLARES OFFER FOR ALL PREFERENCE SHARES
IN UNILEVER N.V. UNCONDITIONAL

•	OFFER IS DECLARED UNCONDITIONAL
•	99% OF THE Issued and outstanding 6% and 7% Preference shares have been TENDERED FOR ACCEPTANCE
•	SETTLEMENT WILL TAKE PLACE ON 2 NOVEMBER 2017
•	POST-ACCEPTANCE PERIOD COMMENCES ON 27 OCTOBER 2017 AND ENDS ON 2 NOVEMBER 2017
•	STATUTORY BUY-OUT PROCEEDINGS WILL BE INITIATED FOLLOWING SETTLEMENT OF THE POST-acceptance period

London/Rotterdam, 26 October 2017 – Unilever Corporate Holdings Nederland B.V. (the "Offeror"), a wholly-owned subsidiary of Unilever PLC, Unilever PLC and Unilever N.V. are pleased to announce that the Offeror declares its recommended, partial, cash offer for (depositary receipts of) all 6% and 7% cumulative preference (sub)shares (together the “Preference Shares”) in the capital of Unilever N.V. (the “Offer”) unconditional (gestand doen). Remaining Preference Shares can be tendered in the post-acceptance period that commences on 27 October 2017 at 09:00 hours CET and ends on 2 November 2017 at 17:40 hours CET (the "Post-Acceptance Period"). Upon completion of the Offer, the Offeror will initiate statutory buy-out proceedings to acquire the remaining Preference Shares.

Acceptance

At 17:40 hours CET on 25 October 2017, approximately 76% of the issued 6% cumulative preference shares and approximately 73% of the issued 7% cumulative preference shares have been tendered for acceptance pursuant to the Offer. Taking into consideration the Preference Shares held in treasury by Unilever N.V., this means that approximately 99% of the issued and outstanding 6% cumulative preference shares and approximately 99% of the issued and outstanding 7% cumulative preference shares have been tendered.

The table below shows the numbers tendered per type of Preference Share during the acceptance period at the relevant offer price (the "Offer Price"), amounting to an aggregate value of approximately EUR 446 million.

Type of Preference Share			Offer Price (cum dividend) (EUR)	Tendered Preference Shares (total number)
6% Preference Subshares			307.80	1,224,227
7% Preference Shares	7% Preference (whole) Shares		3,262	33
	7% Preference Subshares	Depositary Receipts	326.20	22,547
		7% preference subshares for which no depositary receipts are issued		188,780

Settlement

With reference to the offer memorandum published by the Offeror and Unilever PLC on 11 October 2017 (the "Offer Memorandum"), shareholders who have accepted the Offer shall receive the relevant Offer Price for each Preference Share validly tendered and transferred (geleverd), under the terms and subject to the conditions set out in the Offer Memorandum. Settlement of the Offer will take place on 2 November 2017. The Offeror cannot guarantee that the shareholders will receive the payment on the same date.

Post-Acceptance Period

With a view to obtaining 100% of the Preference Shares, the Offeror grants those shareholders who have not yet tendered their Preference Shares, the opportunity to tender their Preference Shares in the Post-Acceptance Period (na-aanmeldingstermijn). Such shareholders may tender their Preference Shares in the same manner and subject to the same terms, conditions and restrictions as described in the Offer Memorandum.

Shareholders who tender their Preference Shares during the Post-Acceptance Period will not have the right to withdraw such shares.

Preference Shares validly tendered during the Post-Acceptance Period will be accepted immediately. The Offeror shall pay for the Preference Shares that are validly tendered and transferred (geleverd) within five (5) business days of the last day of the Post-Acceptance Period. The Offeror cannot guarantee that shareholders will receive the payment within such period.

Statutory buy-out proceedings

In order to acquire any Preference Share not owned by the Offeror, the Offeror will commence statutory buy-out proceedings (uitkoopprocedure) following settlement of the Post-Acceptance Period. The Offeror will request the Enterprise Chamber of the Amsterdam Court of Appeal to set the buy-out price at the Offer Price.

Further information

This announcement contains selected, condensed information regarding the Offer and does not replace the Offer Memorandum and/or the position statement of Unilever N.V. dated 11 October 2017 (the "Position Statement"). Shareholders are advised to review the Offer Memorandum and Position Statement in detail and to seek independent advice where appropriate to reach a balanced judgment in respect of the Offer.

The Offer Memorandum and Position Statement are available for downloading on the website of Unilever (www.unilever.com/investor-relations/unilever-shares/about-shares/). Copies thereof are also available free of charge via Unilever N.V., the Exchange Agent and the Administrative Tender Agent:

Exchange Agent ABN AMRO Bank N.V. Corporate Broking (HQ7050) Gustav Mahlerlaan 10 1082 PP Amsterdam The Netherlands corporate.broking@nl.abnamro.com +31 (0)20 344 2000	Administrative Tender Agent SGG Financial Services B.V. Hoogoorddreef 15 1101 BA Amsterdam The Netherlands registerunilever@sgggroup.com +31 (0)20 5222 555	Unilever N.V. Weena 455 3013 AL Rotterdam The Netherlands shareholder.services@unilever.com +44 (0)20 7822 5500

Notice to U.S. holders of Preference Shares

The Offer is being made in reliance on the exemption from certain requirements of Rule 13e-4 under the U.S. Securities Exchange Act of 1934 provided by Rule 13e-4(h)(8) thereunder, and otherwise in accordance with the requirements of U.S. and Dutch law. Accordingly, the Offer is subject to Dutch disclosure and other procedural requirements, including, with respect to the offer timetable, extensions of the acceptance period and timing of payments that are different from those applicable under U.S. tender offer procedures and laws. U.S. investors are therefore advised to review the Offer Memorandum and the Position Statement in detail and to seek independent advice where appropriate. The Offer Memorandum and the Position Statement were furnished to the U.S. Securities and Exchange Commission on Form CB on 11 October 2017.

Unilever contacts

For more information, please contact:

Louise Phillips Senior Global Media Relations Manager +44 7825 049 151 Louise.Phillips@unilever.com	Fleur van Bruggen Communications Director Unilever Benelux +31 (0)6 1500 8293 Fleur-van.Bruggen@unilever.com

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This is a joint press release by Unilever Corporate Holdings Nederland B.V., Unilever PLC and Unilever N.V. pursuant to the provisions of Section 16 Paragraph 1 and Section 17 Paragraph 1 of the Decree in connection with the recommended public offer by Unilever Corporate Holdings Nederland B.V. for all Preference Shares in the capital of Unilever N.V. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in Unilever N.V. Any offer will be made only by means of an offer memorandum specifically published for this purpose on the terms and conditions set forth therein, and subject to the applicable rules and regulations in the Netherlands. This announcement is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

The distribution of this press release may in some countries be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Unilever disclaims any responsibility or liability for the violation of any such restrictions by any person. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. Neither Unilever, nor any of their advisors assumes any responsibility for any violation by any person of any of these restrictions. Any holder of Preference Shares in Unilever N.V. who is in any doubt as to his position should consult an appropriate professional advisor without delay.

Cautionary Statement regarding Forward-Looking Statements

This announcement may contain forward-looking statements. Words such as ‘will’, ‘intends’, or the negative of these terms and other similar expressions and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions. They are not historical facts, nor are they guarantees of future performance.

These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Unilever Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Unilever Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Unilever Group are described in Unilever the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2016 and the Unilever Annual Report and Accounts 2016.